UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549
                  FORM U-12(I)-B (ANNUAL STATEMENT)
                         Calendar Year 2002

STATEMENT PURSUANT TO SECTION 12(I) OF PUBLIC UTILITY HOLDING COMPANY
ACT OF 1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b)
  (To be filed in DUPLICATE.  If acknowledgment is desired, file in triplicate.)

1.   Name and business address of person filing statement.
     Geoff Roberts
     Entergy Wholesale Operations
     20 Greenway Plaza, Suite 1025
     Houston, TX  77046

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

     None

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.
     Company                           Title(s) Held

     Entergy Power Development          President, Director
      Corporation

     Entergy Enterprises, Inc.          President and Chief Executive
                                         Officer, Director

     Entergy Power Operations           President, Director
      Corporation

     Entergy Power, Inc.                President and Chief Executive
                                         Officer, Director

     Entergy Power Generation           President, Director
      Corporation

     Entergy Power Peru S.A.            Deputy General Manager

     Entergy Global Power Operations    President, Director
      Corporation

     Entergy Global Trading             President, Director
      Holdings, Ltd.

     Entergy Trading & Marketing        Director
      Limited

     Warren Power, LLC                  Manager

     Clay County Power LLC              Manager

     Entergy Power Holding Espana SL    Director

     Entergy Power Development          Director
      Espana SL

     Entergy Power Projects Espana SL   Director

     EntergyShaw, L.L.C.                Management Committee Member

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in Item 3, and brief description of nature of services to be rendered in each such position or relationship.

     As (titles noted above) of the companies listed above, my duties may include, from time to time, presenting, advocating or opposing matters affecting Entergy Corporation and its subsidiary companies before Congress and members and committees thereof, and before this Commission and the Federal Energy Regulatory
     Commission and members, officers and employees of such Commissions.

     The services required to be described in this form under Section 12(i) of the Public Utility Holding Company Act of 1935 are incidental to the undersigned's primary and principal duties and, although such services vary in extent from time to time, they represent overall only a comparatively minor portion of the total services rendered

5(a) Compensation received during the prior year and to be received during the calendar year by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in Item 3. (Use column (a) as supplementary statement only.)

                           Salary or other compensation
          Name of           During Prior    To be    Person or company
         Recipient              Year      received   from whom received
                                (a)          (b)     or to be received
      Geoffrey D Roberts, Jr.  $7500        $7500    Entergy Enterprises, Inc.

5(b) Basis for compensation if other than salary.

     None

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.

     (a) Total amount of routine       $5,000.00
         expenses charged to client:
     (b) Itemized list of all other    No other expenses
         expenses:

In accordance with the provisions of subdivision (c) of Rule U-71, the undersigned files this statement as an advance statement.


Signed:  /s/ Geoff Roberts         Dated:  January 28, 2002